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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                           DAVEL COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                238341 10 1
                     ----------------------------------
                              (CUSIP Number)

                             NOVEMBER 19, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------                             -----------------------
CUSIP NO. 238341 10 1                        13G        Page 2 of 6 Pages
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 (1) Name of Reporting Person.
     I.R.S. Identification No. of above person

             Ann Lurie
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
             United States
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       520,000 (1)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       217,059 (2)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    520,000 (1)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    217,059 (2)
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
              737,059 (1)(2)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
             6.79%
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(12) Type of Reporting Person (See Instructions)
             IN
-------------------------------------------------------------------------------

(1) Consists of shares of Issuer common stock held by Ann Lurie, not individually but solely as trustee of the Ann Lurie Revocable Trust.

(2) Consists of shares of Issuer common stock held by Ann Lurie, not individually but solely as co-trustee of the Robert H. and Ann Lurie Trust. Includes 38,488 shares of Issuer common stock issuable to the Robert H. and Ann Lurie Trust upon exercise of warrants. Ann Lurie is co-trustee of the Robert H. and Ann Lurie Trust.

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CUSIP No. 238341 10 1          SCHEDULE 13G                      Page 3 of 6
---------------------          ------------                      ------------


ITEM 1(a)         NAME OF ISSUER

                  This Schedule 13G relates to the common stock, par value $.01 per share, of Davel Communications, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The Issuer's principal executive offices are located at 10120 Windhorst Road, Tampa, Florida 33619.

ITEM 2(a)         NAME OF PERSON FILING:

                  This Schedule 13G is being filed by Ann Lurie, as sole trustee of the Ann Lurie Revocable Trust, a trust formed under the laws of the state of Illinois ("ALRT"), and as co-trustee of the Robert H. and Ann Lurie Trust, a trust formed under the laws of the state of Illinois ("RHALT").

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of each of ALRT, RHALT and Ms. Lurie is Two N. Riverside Plaza, Suite 1500, Chicago, Illinois 60606.

ITEM 2(c)         CITIZENSHIP:

                  Each of ALRT and RHALT are incorporated under the laws of the State of Illinois. Ms. Lurie is a citizen of the United States of America.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  common stock, par value $.01 per share, of the Issuer

ITEM 2(e)         CUSIP NUMBER:

                  238341 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(d), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ]  broker or dealer registered under Section 15 of the Act.
                  (b)  [ ]  bank as defined in Section 3(a)(6) of the Act.
                  (c)  [ ]  insurance company as defined in Section 3(a)(19) of the Act.
                  (d)  [ ]  investment company registered under Section 8 of the
                            Investment Company Act.
                  (e)  [ ]  investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
                  (f)  [ ]  employee benefit Plan or endowment fund in accordance with
                            Rule 13d-1(b)(1)(ii)(F).
                  (g)  [ ]  parent holding company or control person in accordance with
                            Rule 13d-1(b)(1)(ii)(G).
                  (h)  [ ]  savings association as defined in Section 3(b) of the Federal
                            Deposit Insurance Act.
                  (i)  [ ]  church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                            Investment Company Act.
                  (j)  [ ]  group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 238341 10 1          SCHEDULE 13G                      Page 4 of 6
---------------------          ------------                      ------------

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(1) ANN LURIE:

     (a)  Amount beneficially owned: 737,059

     (b)  Percent of class: 6.79%

     (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 4.79%

            (ii)  Shared power to vote or to direct the vote: 2.0%

            (iii) Sole power to dispose or to direct the disposition of: 4.79%

            (iv)  Shared power to dispose or to direct the disposition of: 2.0%

(2) ANN LURIE REVOCABLE TRUST:

     (a)  Amount beneficially owned: 520,000

     (b)  Percent of class: 4.79%

     (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 4.79%

            (ii)  Shared power to vote or to direct the vote: 0%

            (iii) Sole power to dispose or to direct the disposition of: 4.79%

            (iv)  Shared power to dispose or to direct the disposition of: 0%

(3) ROBERT H. AND ANN LURIE TRUST:

     (a)  Amount beneficially owned: 217,059

     (b)  Percent of class: 2.0%

     (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 0%

            (ii)  Shared power to vote or to direct the vote: 2.0%

            (iii) Sole power to dispose or to direct the disposition of: 0%

            (iv)  Shared power to dispose or to direct the disposition of: 2.0%


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CUSIP No. 238341 10 1          SCHEDULE 13G                      Page 5 of 6
---------------------          ------------                      ------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICES OF DISSOLUTION OF GROUP.

         Not applicable.


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CUSIP No. 238341 10 1          SCHEDULE 13G                      Page 6 of 6
---------------------          ------------                      ------------

ITEM 10. CERTIFICATION.

     Each of the undersigned hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 1999


                               /s/ Ann Lurie
                               -------------------------------------------
                                Ann Lurie